UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Diamond Hill Investment Group, Inc.
(Name of Issuer)
Common Shares, Without Par Value
(Title of Class of Securities)
25264R207
(CUSIP Number)
Roderick H. Dillon Jr.
325 John H. McConnell Boulevard, Suite 200
Columbus, Ohio 43215
(614) 255-3333
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 2, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	25264R207

1	NAMES OF REPORTING PERSONS Roderick H. Dillon Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		306,057

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		306,057

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	306,057

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1. Security and Issuer
This Amendment No. 1 to Schedule 13D relates to the common shares, without par value (the “Common Shares”) of Diamond Hill Investment Group, Inc., an Ohio corporation (the “Issuer”). The Issuer’s principal executive office address is 325 John H. McConnell Boulevard, Suite 200, Columbus, Ohio 43215.
Item 2. Identity And Background
(a)	Roderick H. Dillon Jr. (“Mr. Dillon”)

(b)	Mr. Dillon’s business address is 325 John H. McConnell Boulevard, Suite 200, Columbus, Ohio 43215.

(c)	Mr. Dillon’s principal occupation is President and Chief Executive Officer of the Issuer.

(d-e)	During the last five years, Mr. Dillon has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Dillon is a United States citizen.
Item 3. Source And Amount Of Funds Or Other Consideration
The 100,000 Common Shares acquired on May 2, 2011, were awarded to Mr. Dillon by the Issuer under the Diamond Hill Investment Group, Inc. 2011 Equity and Cash Incentive Plan as equity compensation for his service with the Issuer. Mr. Dillon paid no consideration for such Common Shares, which are performance-based restricted stock and will vest on January 1, 2016 if, and to the extent, certain performance objectives are met.
Item 4. Purpose of Transaction
As described in Item 3 above, the Common Shares acquired on May 2, 2011, were an award of equity compensation from the Issuer. Such Common Shares were acquired for investment purposes, and Mr. Dillon has no present plan or proposal which relates to or would result in any of the items listed in subparagraphs (a) through (j) of the General Instructions for Item 4.
Item 5. Interest In Securities of The Issuer
(a)	As of May 2, 2011, the Issuer had 3,002,144 total outstanding Common Shares. Mr. Dillon beneficially owns 306,057, or 10.2%, of the total outstanding Common Shares of the Issuer.

(b)	Mr. Dillon holds sole voting and dispositive power with respect to the Common Shares beneficially owned by him.

(c)	Other than the transaction described in Item 3 above, within the past sixty (60) days, Mr. Dillon has not affected any transactions with respect to the Common Shares of the Issuer.

(d-e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable.
Item 7. Material to Be Filed as Exhibits
Not applicable.
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: May 10, 2011	By:	/s/ Roderick H. Dillon Jr.
Roderick H. Dillon Jr.